UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Interim Consolidated Summary Report

< under US GAAP >

For the Fiscal Year Ending March 31, 2010

Date:	February 3, 2010
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the six months ended September 30, 2009

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,		For the fiscal year ended
	2009	2008	March 31, 2009
Total revenue	2,808,425	2,064,244	4,070,893
Income (loss) before income tax expense (benefit)	756,336	(646,627)	(1,764,227)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	420,320	(410,532)	(1,468,040)
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	35.29	(41.07)	(137.84)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	35.22	(41.07)	(137.84)

Notes:

1. Average number of shares outstanding

(in thousands of shares)

	For the six months ended September 30,		For the fiscal year ended
	2009	2008	March 31, 2009
Common stock	11,635,636	10,437,591	10,821,091

2. As a result of adopting new guidance related to noncontrolling interests, “Income (loss) before income tax expense (benefit)” includes “Net income attributable to noncontrolling interests”. Meanwhile “Net income (loss)” changes to “Net income (loss) attributable to Mitsubishi UFJ Financial Group” in order to preserve the consistency of disclosure from the prior years.

3. “Basic earnings (loss) per common share” and “Diluted earnings (loss) per common share” are based on “Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group” which excludes “Income allocable to preferred shareholders” from “Net income (loss) attributable to Mitsubishi UFJ Financial Group”.

(2) Financial condition

(in millions of yen)

	As of September 30,		As of
	2009	2008	March 31, 2009
Total assets	196,814,463	190,656,935	193,499,417
Total average assets	195,206,514	193,937,813	196,214,390
Total Mitsubishi UFJ Financial Group shareholders’ equity	7,197,688	7,744,994	6,234,895
Total average Mitsubishi UFJ Financial Group shareholders’ equity	7,287,400	8,331,171	7,974,628

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,		For the fiscal year ended
	2009	2008	March 31, 2009
Net cash provided by (used in) operating activities	984,619	(2,245,500)	(1,140,503)
Net cash provided by (used in) investing activities	(4,956,899)	4,914,084	(8,266,031)
Net cash provided by (used in) financing activities	3,975,317	(2,326,642)	8,487,047
Cash and cash equivalents at end of period	3,083,474	4,402,069	3,071,252

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in a report on Form 6-K (the “Form 6-K”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of our business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on estimation and other assumptions such as economic factors, our business plan and other factors, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economy and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30,		As of March 31,
	2009	2008	2009
Assets:
Cash and due from banks	3,083,474	4,402,069	3,071,252
Interest-earning deposits in other banks	4,788,512	5,957,644	3,543,551
Call loans, funds sold, and receivables under resale agreements	3,835,198	4,404,612	2,937,853
Receivables under securities borrowing transactions	5,845,064	6,243,090	6,797,025
Trading account assets	29,731,146	29,015,608	30,281,525
Investment securities:
Securities available for sale	42,258,856	27,919,859	33,390,087
Securities being held to maturity	3,069,173	2,156,830	2,812,353
Other investment securities	1,697,134	544,374	1,434,124

Total investment securities	47,025,163	30,621,063	37,636,564

Loans, net of unearned income, unamortized premiums and deferred loan fees	95,048,475	100,794,969	100,310,341
Allowance for credit losses	(1,254,961)	(1,304,297)	(1,156,638)

Net loans	93,793,514	99,490,672	99,153,703

Premises and equipment—net	1,055,980	1,055,982	1,043,416
Accrued interest	252,685	312,751	267,747
Customers’ acceptance liability	56,825	102,934	59,144
Intangible assets—net	1,154,298	1,277,617	1,191,941
Goodwill	390,764	1,081,324	379,426
Deferred tax assets	1,576,718	1,451,520	2,172,789
Other assets	4,225,122	5,240,049	4,963,481

Total assets	196,814,463	190,656,935	193,499,417

Liabilities and Equity:
Deposits:
Domestic offices:
Non-interest-bearing	14,373,460	14,287,307	15,023,660
Interest-bearing	95,988,781	94,575,082	95,802,559
Overseas offices, principally interest-bearing	21,924,467	19,290,524	17,504,833

Total deposits	132,286,708	128,152,913	128,331,052

Call money, funds purchased, and payables under repurchase agreements	15,325,388	11,705,795	14,147,473
Payables under securities lending transactions	3,951,291	4,266,087	4,279,867
Due to trust account and other short-term borrowings	7,783,106	7,592,700	9,664,224
Trading account liabilities	7,989,937	6,901,379	9,492,561
Obligations to return securities received as collateral	2,536,869	4,288,740	2,708,800
Bank acceptances outstanding	56,825	102,934	59,144
Accrued interest	245,469	293,021	251,285
Long-term debt	14,057,567	13,644,564	13,273,288
Other liabilities	5,120,433	5,460,582	4,824,603

Total liabilities	189,353,593	182,408,715	187,032,297

Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	247,100	442,100
Common stock	1,127,552	1,084,708	1,127,552
Capital surplus	6,095,990	5,864,614	6,095,820
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	(375,274)	410,776	(845,778)
Accumulated other changes in equity from nonowner sources, net of taxes	(321,015)	338,069	(813,695)
Treasury stock, at cost	(11,236)	(439,844)	(10,675)

Total Mitsubishi UFJ Financial Group shareholders’ equity	7,197,688	7,744,994	6,234,895
Noncontrolling interests	263,182	503,226	232,225

Total equity	7,460,870	8,248,220	6,467,120

Total liabilities and equity	196,814,463	190,656,935	193,499,417

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2009	2008
Interest income:
Loans, including fees	1,025,906	1,323,456
Deposits in other banks	14,771	83,221
Investment securities	234,699	213,360
Trading account assets	159,225	253,900
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	21,974	132,072

Total	1,456,575	2,006,009

Interest expense:
Deposits	196,132	448,642
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	38,424	186,407
Due to trust account, other short-term borrowings, and trading account liabilities	39,198	93,648
Long-term debt	140,478	157,931

Total	414,232	886,628

Net interest income	1,042,343	1,119,381
Provision for credit losses	381,196	457,275

Net interest income after provision for credit losses	661,147	662,106

Non-interest income:
Fees and commissions	566,403	612,757
Foreign exchange gains (losses)—net	235,210	(101,589)
Trading account profits (losses)—net	472,027	(360,207)
Investment securities gains (losses)—net	86,617	(187,322)
Equity in earnings (losses) of equity method investees	(84,126)	6,123
Other non-interest income	75,719	88,473

Total	1,351,850	58,235

Non-interest expense:
Salaries and employee benefits	460,162	446,595
Occupancy expenses—net	82,483	85,322
Fees and commission expenses	97,530	101,646
Outsourcing expenses, including data processing	106,134	138,356
Depreciation of premises and equipment	55,349	64,595
Amortization of intangible assets	110,755	135,118
Impairment of intangible assets	9,239	49,060
Insurance premiums, including deposit insurance	56,969	56,499
Communications	28,956	32,123
Taxes and public charges	35,533	46,895
Impairment of goodwill	460	—
Other non-interest expenses	213,091	210,759

Total	1,256,661	1,366,968

Income (loss) before income tax expense (benefit)	756,336	(646,627)
Income tax expense (benefit)	327,836	(238,346)

Net income (loss) before attribution of noncontrolling interests	428,500	(408,281)
Net income attributable to noncontrolling interests	8,180	2,251

Net income (loss) attributable to Mitsubishi UFJ Financial Group	420,320	(410,532)

Income allocable to preferred shareholders:
Cash dividends paid	9,708	3,335
Beneficial conversion feature	—	7,137
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd.:
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock	—	7,676

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	410,612	(428,680)

(in yen)
Earnings (loss) per share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	35.29	(41.07)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	35.22	(41.07)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Credit Quality Data (Unaudited)

(in millions of yen)	As of September 30,		As of March 31, 2009
	2009	2008
Nonaccrual loans	1,330,718	1,362,383	1,249,522

Restructured loans	582,731	442,402	521,588

Accruing loans contractually past due 90 days or more	12,794	26,523	21,487

Total	1,926,243	1,831,308	1,792,597

Loans	95,048,475	100,794,969	100,310,341

Allowance for credit losses	(1,254,961)	(1,304,297)	(1,156,638)